AO A.G.



16012429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC 404

SEC FILE NUMBER
8- 50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lane S. Bucklan 203-341-9053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

106 Prospect Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lane S. Bucklan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jodi Lynn Scally
Notary Public Connecticut
My Commission Expires
September 30, 2017

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IAM Capital Corporation

We have audited the accompanying statement of financial condition of IAM Capital Corporation (the "Company"), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2016

PKF O'Connor Davies LLP

PKF O'CONNOR DAVIES, LLP
106 Prospect Street, Ridgewood, NJ 07450 I Tel: 201.445.0500 I Fax: 201.445.8939 I www.pkfod.com

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	19,514
Prepaid expenses		4,313
TOTAL ASSETS	$	23,827

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and taxes	$	4,050
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		199,900
Accumulated deficit		(180,223)
TOTAL STOCKHOLDER'S EQUITY		19,777
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	23,827

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUE:		
Interest	$	24
EXPENSES:		
Regulatory fees and expenses		13,655
General and administrative expenses		13,750
TOTAL EXPENSES		27,405
NET LOSS BEFORE INCOME TAXES		(27,381)
INCOME TAX EXPENSE		250
NET LOSS	$	(27,631)

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2015	$ 100	$ 169,900	$ (152,592)	$ 17,408
Additional capital contributions	-	30,000	-	30,000
Net loss	-	-	(27,631)	(27,631)
Balance at December 31, 2015	$ 100	$ 199,900	$ (180,223)	$ 19,777

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(27,631)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in operating assets:		
Prepaid expenses		(1,813)
Increase in operating liabilities:		
Accrued expenses and taxes		170
NET CASH USED BY OPERATING ACTIVITIES		(29,274)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributions		30,000
NET INCREASE IN CASH		726
CASH – beginning of year		18,788
CASH – end of year	$	19,514
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	250

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

IAM Capital Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Corporation that is a wholly owned subsidiary of Iridian Asset Management LLC (Parent).

The Company has historically funded operations through capital contributions from the Parent, and its future operations are dependent on continued support from the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to December 31, 2012.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and savings accounts. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $15,464, which was $10,464 in excess of its required net capital of $5,000 The Company's ratio of net capital to aggregate indebtedness is 26%.

4. INCOME TAXES

For the year ended December 31, 2015, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. The current portion of the income tax expense included in the statement of operations consists of the state minimum tax. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2015, the Company had approximately $181,000 of federal and $179,000 of state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2025.

The components of the Company's deferred tax assets are as follows:

		As of December 31, 2015
Deferred tax assets:		
Net operating loss carryforwards	$	74,000
Less: Valuation allowance		(74,000)
Net deferred tax assets	$	-

Management has determined that it is more likely than not that sufficient future taxable income will not be available to realize the Company's deferred tax assets. Accordingly, at December 31, 2015, the Company provided for a full valuation allowance against its net deferred tax assets. In 2015, the valuation allowance increased approximately $19,000 due to increases in net operating loss carryforwards.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

5. RELATED PARTY TRANSACTIONS
   Included in general and administrative expenses is $1,501 of overhead reimbursement paid to the Parent for the year ended December 31, 2015.

6. CONCENTRATION OF CREDIT RISK
   The Company maintains cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At times, the Company's bank balances may exceed insurable limits. Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit.

7. SUBSEQUENT EVENTS
   Management has evaluated subsequent events through February 9, 2016, the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Computation of Net Capital		
Total stockholder's equity	$	19,777
Deductions:		
Nonallowable assets:		
Prepaid expenses		4,313
Net Capital	$	15,464
Aggregate Indebtedness		
Total aggregate indebtedness	$	4,050
Computation of Basic Net Capital Requirement		
a) Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	270
b) Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of (a) or (b))	$	5,000
Excess net capital	$	10,464
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$	9,464
Ratio: Aggregate indebtedness to net capital		26.19%

Reconciliation with the Company's computation
(Included in part IIA of Form X-17A-5 as of December 31, 2015)

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part IIA of Form X-17A-5 as of December 31, 2015.

IAM CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared as required by SEC Rule 17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

2) The Company met the identified exemption provisions of Rule 15c3-3 under paragraph (k)(2)(i) throughout the most recent fiscal year without exception.

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CHIEF COMPLIANCE OFFICER

February 9, 2016